December 14, 2010

Via Edgar

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:          State Bank Financial Corporation

Registration Statement on Form 10-12G and Form 10-12G/A

Filed October 29, 2010 and November 5, 2010

File No. 000-54056

Dear Mr. Dundas:

This letter is being submitted in response to certain comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 24, 2010 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form 10 filed by State Bank Financial Corporation. Unless the context indicates otherwise, all references in this letter to “the Company,” “we,” “us” and “our” refer to State Bank Financial Corporation and our wholly owned subsidiary, State Bank and Trust Company.  All references to the “Bank” refer to State Bank and Trust Company only.

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included our response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

General

1.               Please revise to include updated financial information through the period ended September 30, 2010 in your next amendment.

Response:  We have included updated financial information through the period ended September 30, 2010 in Amendment No. 2 to the Registration Statement on Form 10 (“Amendment No. 2”).

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

2.               Please revise to provide the information required by SAB Topic 1:K as it relates to the acquisition of North West Bank and Trust in your next amendment.

Response:  We have provided the information required by SAB Topic 1:K as it relates to the acquisition of NorthWest Bank and Trust in Amendment No. 2.

3.               Given the significant number of FDIC assisted transactions in which the company has entered into to date, please revise to discuss whether the FDIC has performed any “loss sharing” examinations to date addressing the results.

Response:  We have disclosed the date of our most recent “loss sharing” examination on page 13 of Amendment No. 2.  The results of the examination are confidential under FDIC rules and policy.

Item 1.  Business

July 2009 Offering and Acquisitions, page 2

4.               Please revise the discussion of the change of control transaction referred to in the first paragraph to briefly disclose the events leading up to the transaction.  Also, please clarify, as you do on the first page of your MD&A section, that as a result of the acquisitions the bank underwent a significant change from a small community bank to a much larger commercial bank.

Response:  We have included a brief discussion of the events leading up to the change in control transaction on page 2 of Amendment No. 2.  We have also clarified on page 3 of Amendment No. 2 that as a result of the acquisitions, the Bank underwent a significant change from a small community bank to a much larger commercial bank.

Credit Administration and Loan Review, page 12

5.               Please revise to address the results, if any, of any reviews performed by the third party loan review specialist, which was hired in September of 2010.

Response:  We have included a discussion of the results of the third party loan review specialist on page 12 of Amendment No. 2.

Item 1A. Risk Factor

General

6.               We note in your introductory paragraph the statement that this section describes some, but not all, of the risks of purchasing shares in your company.  Please revise to delete this language.  You must disclose all risks that you believe are material at this time.

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

Response:  We have modified the introductory paragraph to the risk factors on page 25 of Amendment No. 2 and deleted the statement that we have described some, but not all, of the risks related to our Company.  Please note that we have disclosed all risks that we believe are material at this time.

A further adverse change in real estate market values may result in losses…, page 25

7.               If available for your market area, or a large segment of it, please provide statistics, for example from the Case-Shiller index, regarding declines in property values over the last two years. In addition, disclose what percentage of the property underlying your loans is located in your market area.

Response:  We have disclosed in the risk factor beginning on page 25 of Amendment No. 2 that 71.2% of the property underlying our non-covered loans is located in our Atlanta and Middle Georgia markets.

We were able to gather statistics on the decline in commercial real estate property values for the Atlanta market, but not for the Middle Georgia market.  The following table is based on information gathered by CoStar Group, Inc. and shows the declines in commercial real estate property values in the Atlanta market since January 2008 and September 2009, respectively.

Commercial Real Estate Property	Declines since January 2008	Declines since September 2009
Offices	33%	20%
Retail	69%	43%
Industrial	24%	3%

Because the majority of our non-covered loans were originated after September 2009, we believe the more relevant statistical information relates to property declines since September 2009.  We further note that all of our non-covered loans originated under our new management team have been booked under stringent underwriting standards and we have not experienced any significant losses to date.  Given that only 40.7% of the property underlying our non-covered commercial real estate loans is located in the Atlanta market, comprising only $39.1 million of our total loans (with only a portion of this amount secured by retail properties), we do not believe that adding this segmented market data to the risk factor would add meaningful information for investors.

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

If, over the next three years, we are unable to replace the revenue, page 25

8.               Please revise to clarify why you might be unable to replace your acquired loans with new performing loans and other sources of income.

Response:  We have clarified the above-referenced risk factor on page 26 of Amendment No. 2 to note the reasons why we may be unable to replace our acquired loans with new performing loans and other sources of income.

We may be exposed to difficulties in combining the operations of acquired institutions…, page 26

9.               Please revise this risk factor to reflect the fact that you are faced with the challenges of integrating the operations of 9 separate banks.

Response:  We have revised the above-referenced risk factor on page 27 of Amendment No. 2 to note that we are faced with the challenges of integrating the operations of our nine acquired banks.

Although we may seek to list our shares on a national exchange…, page 34

10.         Please revise this risk factor to clarify your intention with respect to applying to list your shares on a national exchange or seeking to have the shares quoted on a quotation service.

Response:  We have revised the above-referenced risk factor on page 34 of Amendment No. 2 to provide that we plan to list our shares on a national exchange.

Item 2.  Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Industry Guide III

11.         Please revise to include the applicable industry Guide III information for each of your individual FDIC assisted acquisitions in accordance with Staff Accounting Bulletin Topic 1:K or address in detail why this information has not been provided.

Response:  We have revised our discussion of the NorthWest Bank and Trust acquisition beginning on page 44 of Amendment No. 2 to include all reasonably available Industry Guide III information in accordance with SAB 1:K.  When we completed each of our 2009 acquisitions, we were a private bank.  We included all of the assets acquired and

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

liabilities assumed in these acquisitions in our audited consolidated financial statements for the year ended December 31, 2009. As such, the Industry Guide III information for the 2009 acquisitions is included in the Registration Statement on Form 10, as amended by Amendment No. 2, on a consolidated basis. Given the time that has passed since the July 24, 2009 and December 4, 2009 acquisition dates, Industry Guide III information is not reasonably available on a non-consolidated basis with respect to our acquisitions of the six bank subsidiaries of Security Bank Corporation; The Buckhead Community Bank; or First Security National Bank.

Allowance for Loan Losses, page 58

12.         We note your discussion that the estimate of loan fair values may be adjusted for a period of up to one year due to changes in estimates of expected future cash flows.  The disclosure further indicates that if you have materially underestimated the loan losses inherent in the loan portfolio at each of the acquisition dates, you will retroactively reduce or eliminate the gain or adjust goodwill recorded on each acquisition and if this determination has been made, after one year the additional losses will be reflected as a provision for loan losses.  Please address the following so that we may have a better understanding of your accounting:

•                  Tell us how the company evaluates whether the reasons for any changes in fair value are the result of a measurement period adjustment (e.g. an updated appraisal) as opposed to a change in estimate which is due to changes in the facts and circumstances that affect that estimate;

•                  Address how the use of a one year timeframe for determining changes in estimates is in accordance with ASC Topic No. 805;

•                  Tell us whether you have made any adjustments to the loan fair values as a result of any changes in estimate since the date of each of the respective FDIC assisted transactions;

•                  Address the reasons or potential facts or circumstances which lead to the change in estimate; and

•                  Tell us what consideration you have given to disclosing sufficient relevant information addressing why there may be a change in estimate resulting in an adjustment to previously recorded loan fair values.

Response:   When accounting for each of our acquisitions, we initially recorded provisional amounts for the fair values of the loans we acquired based on the information available to us at the time of the acquisition.  In accordance with ASC Topic 805, we may then retrospectively adjust these provisional amounts (within a measurement period not to exceed one year) to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the acquisition-date loan fair value measurements.  Any such retrospective adjustments to acquisition-date loan fair values will affect the provisional amount of goodwill or bargain purchase gain recognized in the applicable acquisition.  Management recognizes, however, that any information obtained after the acquisition date that is not about facts and circumstances

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

that existed as of the applicable acquisition date that affects our loan fair values will be reflected as a provision for loan losses, regardless of whether we learned of the information within the measurement period.

In accordance with ASC Topic 805, the measurement period to adjust the initially recorded fair value estimates on the loans we acquired ends on the earlier of (i) the date we receive the information we were seeking about the facts and circumstances that existed as of the acquisition date, or (ii) one year from the date of acquisition.  The one year measurement period has expired for each of our 2009 acquisitions, and we did not obtain any information during the applicable measurement periods about facts and circumstances that existed as of the acquisition dates that affected our loan fair value estimates.  As a result, we did not adjust the provisional amount of goodwill or bargain purchase gain recognized in the acquisitions based on our provisional estimates of loan fair values.

We are currently in the process of seeking additional information about the acquisition-date facts and circumstances with respect to our July 30, 2010 acquisition of NorthWest Bank and Trust. We expect that this review will be completed by year end.  Given the close proximity in time between this review and the acquisition, we expect that any additional losses discovered in the review, if any, will likely have resulted from facts (such as the current appraisal on file) that existed at the acquisition date.  We will, however, take into account all relevant facts to ultimately determine whether these changes are appropriate measurement period adjustments, or are the result of facts and circumstances that arose after the acquisition date. We further note that if we are able to receive and review the information we were seeking about the facts and circumstances that existed as of the acquisition-date by year end, our measurement period will end at that time.

We have modified our disclosure on page 64 of Amendment No. 2 to clarify when, and under what circumstances, we may adjust our previously recorded loan fair values.

Non-Performing Assets, page 61

13.         We note your discussion of Non-performing Assets on page 61. Regarding your valuation of collateral dependent impaired loans, please tell us and revise to disclose the following for both Covered and Non-Covered loans:

•                  Your policy for valuing collateral dependent loans;

•                  How and when you obtain updated third-party appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

•                  Quantify your collateral dependent loans;

•                  The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process; and

•                  How you account for any partially charged-off loans subsequent to receiving an updated appraisal.  In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc.).

Response:  We have revised our discussion of non-performing loans beginning on page 66 of Amendment No. 2 to address the Staff’s comment.

Item 5, Directors and Executive Officers, pages 73-75

14.         For each officer, please revise to state when he began his current position.  Refer to Item 401(b) of Regulation S-K.

Response:  We have revised the table on page 78 of Amendment No. 2 to state the month and year that each officer began his current position.

15.         State the term of office for each director and any period(s) during which he has served as such.  Refer to Item 401(a) of Regulation S-K.

Response:  We have revised the table on page 78 of Amendment No. 2 to state the term of office for each director and the month and year that each director began his or her current position.

Item 6.  Executive Compensation, page 75

16.         Please provide a subheading for the Compensation Discussion and Analysis.

Response:  We have included a subheading for the Compensation Discussion and Analysis on page 81 of Amendment No. 2.

Compensation Committee Interlocks and Insider Participation, page 83

17.         We note your disclosure that you did not have a compensation committee as of December 31, 2009.  Please identify each officer and employee of the registrant, and any former officer of the registrant, who, during the last completed fiscal year, participated in deliberations of the registrant’s board of directors concerning executive officer compensation.  Refer to Item 407(e)(4)(ii) of Regulation S-K.

Response:  We have revised the discussion on page 89 of Amendment No. 2 to identify each director and officer of the Bank who, during fiscal year 2009, participated in deliberations of the board of directors concerning executive compensation.

Mr. Gregory Dundas

Senior Counsel

United States Securities and Exchange Commission

18.         Please confirm that only the four named executives receive total compensation greater than $100,000 or otherwise tell the staff why only four executives are listed.  Refer to Item 402(a)(3)(iii) and Instruction 1 to Item 402(a)(3).  Note that the definition of executive officer in Rule 3b-7 is fairly expansive and is intended to be read broadly.

Response:  We hereby confirm that State Bank Financial Corporation currently has only four executive officers:  Joseph W. Evans, J. Daniel Speight, Kim M. Childers and Stephen W. Doughty.  Although the Bank employs officers who receive total compensation of greater than $100,000, none of these officers has any policy making functions over State Bank Financial Corporation.

On behalf of State Bank Financial Corporation, I acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing information addresses the Staff’s comments regarding the referenced Registration Statement.  If you have any questions regarding this letter, please do not hesitate to contact me at (498) 722-6222 or our attorney Brennan Ryan at (404) 322-6218.

Sincerely,

/s/ J. Daniel Speight

J. Daniel Speight
Chief Financial Officer and Chief Operating Officer

cc:           J. Brennan Ryan, Esq., Nelson Mullins Riley & Scarborough LLP

Charles D. Vaughn, Esq., Nelson Mullins Riley & Scarborough LLP